UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

HATTERAS MULTI-STRATEGY FUND, L.P.
(Name of Subject Company (Issuer))

HATTERAS MULTI-STRATEGY FUND, L.P.
 (Name of Filing Person(s) (Issuer))

LIMITED PARTNERSHIP UNITS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David B. Perkins
8540 Colonnade Center Drive
Suite 401
Raleigh, NC 27615
(919) 846-2324
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Michael P. Malloy, Esq.
Drinker Biddle & Reath LLP
One Logan Square
Philadelphia, PA 19103-6996
215-988-2700

September 25, 2009
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $ 14,200,000(a)	Amount of Filing Fee: $826.46(b)

(a) Calculated as the aggregate maximum value of Units being purchased.

(b) Calculated at $55.80 per $1,000,000 on the first $12,000,000 of the Transaction Valuation and $71.30 per $1,000,000 on the next $2,200,000 of the Transaction Valuation.

[X]      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $669.60

         Form or Registration No.:  SC TO-I

         Filing Party:  Hatteras Multi-Strategy Fund, L.P.

         Date Filed:  September 25, 2009

[   ]      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[   ]      going-private transaction subject to Rule 13e-3.

[   ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on September 25, 2009 by Hatteras Multi-Strategy Fund, L.P. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase Units (as defined below) in the Fund in an aggregate amount up to $14,200,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. As used in this final amendment to Schedule TO, the term “Unit” or “Units” refers to the limited partnership units in the Fund or fractions thereof that constitute the class, including fractions of Units, of securities that is subject to the Offer, and includes all or some of a Partner’s Units as the context requires.  Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 25, 2009.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Units in the Fund ("Partners") that desired to tender a Unit, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on October 27, 2009.

2.   As of October 27, 2009, sixty-four (64) Partners validly tendered Units and did not withdraw such tenders prior to the expiration of the Offer. These validly tendered Units were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.   The net asset value of the Units tendered pursuant to the Offer was calculated as of December 31, 2009 in the amount of $14,116,443.

4.   The payment of the purchase price of the Units or portions of Units tendered was made in the form of promissory notes issued to each of the Partners whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer.  The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Partners, in accordance with the terms of the Offer.  Two (2) Partners, whose tenders were accepted for purchase by the Fund, did not tender their entire Units in the Fund, therefore, pursuant to the promissory notes issued to the Partners, the Fund will pay to the Partners 100% of the Partners' unaudited net asset value of the Units tendered.  Cash payments in the amount of the unaudited net asset value of the Units tendered were wired to the account(s) designated by such Partners in their Letters of Transmittal on January 28, 2010.  Sixty-two (62) Partners, whose tenders were accepted for purchase by the Fund, tendered his or her entire Units in the Fund; therefore, pursuant to the promissory notes issued to the Partners, the Fund will pay to the Partner at least 95% of the Partner’s unaudited net asset value of the Units tendered (the "Initial Payment"). The Fund will pay the Partner a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Units tendered and purchased as of December 31, 2009 (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. The Fund expects that the audit will be completed by the end of May 2010. An Initial Payment in the amount of at least 95% of the Partner's unaudited net asset value of the Units tendered was wired to the account designated by such Partner in its Letter of Transmittal on January 28, 2010.

SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                HATTERAS MULTI-STRATEGY FUND, L.P.

                By: /s/ David B. Perkins
                         Name:  David B. Perkins
                         Title: President and Chairman of the Board of Directors

                HATTERAS INVESTMENT MANAGEMENT LLC,
                         as General Partner

                By: /s/ David B. Perkins
                         Name:  David B. Perkins
                         Title: Managing Member

April 12, 2010